UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Notice regarding the Convocation of Extraordinary General

Meeting of Shareholders of KB Financial Group Inc.

On June 26, 2013, KB Financial Group Inc. furnished a notice regarding the convocation of its extraordinary general meeting of shareholders to be held on July 12, 2013.

•	Date and Time: July 12, 2013 (Friday), 10:00 a.m. (local time)

•	Venue: 4th Floor, Auditorium, Kookmin Bank, 36-3 Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

•	Agenda: Appointment of an executive director

Nominee for Executive Director

Name (Date of Birth)	Current Position	Career	Nationality	Term of Office
Young-Rok Lim (Reappointment) (03/30/1955)	President, KB Financial Group

•   Visiting Scholar, Korea Institute of Finance

•   Vice Minister, former Ministry of Finance and Economy

•   Director-General of the Financial Policy Bureau, former Ministry of Finance and Economy

•   Director-General of the Multilateral Trade Bureau, former Ministry of Foreign Affairs and Trade

•   Director, Banking System Division, former Ministry of Finance and Economy

			Republic of Korea	3 years (07/13/2013 – 07/12/2016)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: June 26, 2013	By:	/s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon

	Title:	Deputy President & CFO